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CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Aurizon Mines Ltd.'s Annual Report on Form 40-F for the year ended December 31, 2007; of our audit report dated March 18, 2008 relating to the consolidated financial statements of the company as at December 31, 2007 and 2006 and for the three years ended December 31, 2007 and the effectiveness of internal control over financial reporting of Aurizon Mines Ltd. as at December 31, 2007.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 31, 2008